EXHIBIT 99.1
Recent Developments
River Container Trade Expansion
During the fourth quarter of 2010, we entered the river container trade in the Hidrovia Region. We expect to carry in excess of 4,000 twenty-foot equivalent units, or TEUs, by the end of 2010. The river container trade in Hidrovia Region is a significant and growing market with in excess of 35,000 containers expected to be imported to Paraguay in 2010, based on industry estimates. We believe that expanding into the river container trade provides significant synergies with our existing river and feeder container businesses, including our ability to minimize costs given the scale of our existing operations, the opportunity to leverage our pushboat capacity as loaded container traffic is mainly northbound (which is empty backhaul for the majority of our existing tows), counter-seasonal movements in the fourth quarter with our dry bulk trades and overlapping customer relationships with our feeder container service. We intend to actively seek opportunities to expand our presence in the river container segment through either the construction of specialized barges at our new barge building shipyard or potential acquisitions.
Petrobras Business Plan and Offering
During 2010, Petróleo Brasileiro S.A. — Petrobras, or Petrobras, announced its business plan for 2010-2014, titled “Strategic Plan Petrobras 2020,” which included a projected capital expenditure budget of $224 billion between 2010 and 2014. In addition, Petrobras has entered into an assignment agreement with the Brazilian federal government, or the Assignment Agreement, to conduct research activities and the exploration and production of fluid hydrocarbons in specified pre-salt areas, which will require additional capital expenditures by Petrobras to explore and develop the areas covered by the Assignment Agreement. Petrobras’ business plan for 2010-2014 provides for an increase in drilling rigs capable of operating in water depths in excess of 2,000 meters from five in December 2009 to 26 by 2013, and in connection therewith, forecasts a growth in supply and specialty vessels from 254 in December 2009 to 465 by 2013. In September 2010, Petrobras completed a $67 billion offering of common and preferred shares to partially finance investments under its Strategic Plan Petrobras 2020. The Assignment Agreement as well as other agreements and Brazilian regulations require that Petrobras acquire a minimum level of goods and services from Brazilian providers. In addition, Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade. For a vessel to be flagged in Brazil, it either must have been built in Brazil or its operator have the right to register it in the Brazilian Special Register. PSV operators obtain such rights by owning another vessel built in Brazil or having a vessel under construction in Brazil. We believe that Petrobras’ capital expenditure plans and the Assignment Agreement will provide significant opportunities within the Brazilian PSV market, particularly for companies that own or are constructing Brazilian-built vessels. We intend to actively pursue the further expansion of our PSV operations in Brazil, including seeking chartering opportunities for our PSVs under construction, evaluating the construction of additional PSVs within Brazil and identifying opportunities to utilize the preferential rights provided by our current Brazilian-built PSVs and any future PSVs we may construct within Brazil.

Delivery of the M.V. Argentino
On November 19, 2010, we took delivery of the M.V. Argentino, a 2002-built, 1,054 TEUs feeder container vessel. We agreed to acquire the M.V. Argentino on September 28, 2010, for a total purchase price of $13.8 million. We expect to place the M.V. Argentino into a flag-protected feeder service with our existing feeder container vessel, the M.V. Asturiano, initially calling on Buenos Aires — Ushuaia (Argentina) — Montevideo (Uruguay). The addition of the M.V. Argentino increases to two the number of feeder container vessels we operate in our Ocean Business and will allow us to increase service frequency, which we believe will attract additional customers, as well as initiate service to additional ports, including ports in Southern Brazil.
Credit Facilities for UP Turquoise and UP Jasper
On December 9, 2010, our subsidiary UP Offshore (Bahamas) Limited signed a loan agreement with DVB Bank SE and Banco Security relating to a senior secured term loan facility in the amount of up to $40.0 million to partially finance the acquisition of two PSVs constructed for us, UP Turquoise and UP Jasper. This facility will be drawn in two advances, each in the approximate amount of $20.0 million, on the delivery of each of the respective PSVs and will be used to pay the final installment of $5.4 million per vessel due to the builder at delivery, with the balance available to us for working capital purposes. The maturity date of the facility is eight years from the initial drawdown, but no later than December 31, 2018. The security for the loan facility includes a guarantee by us and first priority Panamanian ship mortgages on each of the PSVs.
Newbuild PSV Developments
In November 2010, we finalized a four-year term charter with Petrobras for the UP Turquoise at a rate of $30,350 per day. The UP Turquoise is the first PSV being built for us in China. Initially, both the PSVs under construction for us at a shipyard in China and one of the PSVs under construction for us at a shipyard in India were scheduled to be delivered in late 2010. Delivery of these vessels has been delayed by the relevant shipyards. Of the two PSVs under construction in China, UP Turquoise, is currently undergoing sea trials and is expected to be delivered to us from the yard before the end of December 2010; the other, UP Jasper, which also had been scheduled to be delivered within the fourth quarter of 2010, is now expected to be delivered in the first quarter of 2011. The first PSV under construction in India is currently scheduled to be delivered within the second quarter of 2011.
Reaffirmation of Previous Estimates
In our Third Quarter 2010 Earnings Call Presentation dated November 11, 2010 (filed as Exhibit 99.1 to our Report on Form 6-K filed with the U.S. Securities and Exchange Commission on November 12, 2010), we estimated that the individual segment EBITDA from each of our River Business, our Offshore Supply Business and our Ocean Business for 2010 would be approximately $26.2 million, $17.2 million and $16.7 million, respectively. We have not changed these estimates.
Correction of Typographical Error in Our Annual Report
In the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2010, due to a typographical error the average interest rate of our variable debt as of December 31, 2009 was reported as 5.54%. The correct average interest rate of our variable rate debt as of December 31, 2009 was 2.42%.
Forward-Looking Statements
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our other filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.